UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*
(Amendment No. 3)

EuroSite Power Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29881X100
(CUSIP Number)

September 27, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29881X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RBC Holdings (Channel Islands) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Island of Jersey
Number of Shares Beneficially Owned by each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

(1)	The shares have been distributed to the underlying participant of an International Pension Plan administered by RBC cees Trustee Limited.
(2)	No position held by RBC cees Trustee Limited, subsequent to the distribution made.

CUSIP No. 29881X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RBC cees Trustee Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Island of Jersey
Number of Shares Beneficially Owned by each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

(3)	The shares have been distributed to the underlying participant of an International Pension Plan administered by RBC cees Trustee Limited.
(4)	No position held by RBC cees Trustee Limited, subsequent to the distribution made.

Item 1.

(a)	Name of Issuer EuroSite Power Inc.
(b)	Address of Issuer’s Principal Executive Offices 45 First Avenue Waltham, MA 02451

Item 2.

(a)	Name of Person Filing 1. RBC Holdings (Channel Islands) Limited 2. RBC cees Trustee Limited
(b)	Address of Principal Business Office or, if none, Residence 1. 19-21 Broad Street, St Helier, Jersey, Channel Islands, JE1 8PB 2. 19-21 Broad Street, St Helier, Jersey, Channel Islands, JE1 3PB
(c)	Citizenship See Item 4 of the cover pages.
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 29881X100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the Cover Page.

(b)	Percent of class: See Item 11 of the Cover Page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote See Item 9 of the cover pages.

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of See Item 9 of the cover pages.

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

RBC cees Trustee Limited is an indirectly wholly owned subsidiary of RBC Holdings (Channel Islands) Limited.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2016

RBC HOLDINGS (CHANNEL ISLANDS) LIMITED

/s/ Graham Huelin
Signature

Graham Huelin / Director
Name/Title

s/ Christopher Blampied
Signature

Christopher Blampied / Director
Name/Title

RBC CEES TRUSTEE LIMITED

/s/ Alison Creed
Signature

Alison Creed / Director
Name/Title

/s/ Mark Le Saint
Signature

Mark Le Saint / Director
Name/Title

Index to Exhibits

Exhibit	Exhibit

A.	Joint Filing Agreement